NO ACT

PE
1-4-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010484

Received SEC

JAN 25 2010

Washington, DC 20549

January 25,2010

Randi C. Lesnick
Jones Day
222 East 41st Street
New York, NY 10017-6702

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-25-2010

Re: Frontier Communications Corporation
Incoming letter dated January 4,2010

Dear Ms. Lesnick:

This is in response to your letter dated January 4,2010 concerning the shareholder proposal submitted to Frontier by William Netchke. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the"correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: William Netchke

*** FISMA & OMB Memorandum M-07-16 ***

January 25,2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Frontier Communications Corporation
Incoming letter dated January 4,2010

The proposal relates to executive compensation.

There appears to be some basis for your view that Frontier may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Frontier's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Frontier omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Frontier relies

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission: In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staffs informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JONES DAY

222 EAST 41ST STREET • NEW YORK, NEW YORK 10017-6702
TELEPHONE: 212-326-3939 • FACSIMILE: 212-755-7306

January 4, 2010

Via Electronic Mail (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Frontier Communications Corporation - Exclusion, Pursuant to Rule 14a-8(j), of Shareholder Proposal Submitted by William Netchke

Ladies and Gentlemen:

On behalf of Frontier Communications Corporation, a Delaware corporation ("**Frontier**"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby request confirmation that the staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, Frontier excludes a shareholder proposal and supporting statement (the "**Proposal**") submitted by William Netchke (the "**Proponent**") from Frontier's definitive proxy solicitation materials relating to its 2010 annual meeting of shareholders (the "**2010 Proxy Materials**").

Copies of Proponent's transmittal letter and Proposal are attached as Exhibit A. Attached as Exhibit B is a copy of Frontier's notification to Proponent by certified mail, return receipt requested, of eligibility deficiencies with respect to the Proponent's letter and related documentation (the "**Deficiency Letter**"). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and its exhibits are being emailed to the Staff at shareholderproposals@sec.gov. This letter constitutes Frontier's statement of reasons why exclusion of the Proposal from Frontier's 2010 Proxy Materials is permitted. This letter is being submitted not less than 80 days before Frontier files its 2010 Proxy Materials with the Securities and Exchange Commission (the "**Commission**").

The Proposal

The Proposal states:

> RESOLVED, the shareholders request that the Board of Directors take the steps necessary to adopt a policy that the senior executives of Frontier Communications may be required to forfeit all or a part of their long-term incentive compensation, if they oversee an acquisition or merger of telecommunications assets, such as the proposed deal to acquire Verizon's land-line operations in 14 states, and that acquisition or merger leads to a substantial loss of shareholder value within five years of its effective date

For the reasons set forth below, Frontier believes that the Proposal may be excluded from its 2010 Proxy Materials under Rule 14a-8.

Bases for Exclusion

We hereby respectfully request that the Staff concur in our view that Frontier may exclude the Proposal from its 2010 Proxy Materials pursuant to:

- Rule 14a-8(f)(1) because the Proponent has not corrected a deficiency in a timely manner after receiving Frontier's notice of such deficiency in accordance with Rule 14a-8(f)(1);
- Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; and
- Rule 14a-8(i)(6) because the Proposal is so vague that it is unclear how the Board would implement and enforce the forfeiture contemplated by the Proposal.

Analysis

Rule 14a-8(f)(1) – Failure to Cure Deficiency

Rule 14a-8(f)(1) permits a company to exclude a proposal if it has notified the proponent of a problem and the proponent has failed to adequately correct in compliance with the procedural requirements of Rule 14a-8(f)(1).

Frontier received the Proponent's transmittal letter and the Proposal by facsimile on December 7, 2009. The Proponent's transmittal letter did not include any verification of the stock ownership reported for the Proponent in Proponent's transmittal letter, but instead stated that the proof of such ownership would be provided upon request.

On December 7, 2009, the same day Frontier received the Proposal, Frontier sent the Deficiency Letter to Proponent by certified mail, return receipt requested. The Deficiency Letter notified the Proponent that the Proponent had failed to provide verification of requisite stock ownership under Rule 14a-8(b). The Deficiency Letter informed the Proponent that if he did not correct that eligibility deficiency within 14 calendar days after receipt of the Deficiency Letter, Frontier intended to exclude the Proposal from the 2010 Proxy Materials. Frontier received confirmation that the Proponent received the Deficiency Letter on December 9, 2009. Accordingly, the Proponent's response to the Deficiency Letter should have been postmarked, or transmitted electronically, by December 23, 2009. As of the date hereof, Frontier has not received a response from the Proponent that responds to the Deficiency Letter or corrects the deficiency identified therein. If Frontier receives a timely response to the Deficiency Letter that cures the deficiency, we will notify the Staff through a supplemental filing and withdraw the portion of the request for exclusion that related to Rule 14a-8(f)(1).

Rule 14a-8(i)(3) – Violation of Proxy Rules

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commissions' proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Staff has taken the position that a proposal will violate Rule 14a-8(i)(3) when " the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has granted relief under Rule 14a-8 in situations where shareholder proposals failed to define key terms or otherwise provide guidance on how the proposal would be implemented or when the terms of a proposal lack specificity or are subject to differing interpretations. See, for example:

- *Verizon Communications Inc.* (February 21, 2008) (proposal seeking the adoption of an executive compensation policy incorporating specified new short- and long-term award criteria on the basis that the failure to define key terms, set forth formulas for calculating awards or otherwise provide guidance on how the proposal would be implemented meant that shareholders could not know with any reasonable certainty what they are being asked to approve);

- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging the board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- *International Business Machines Corp.* (February 2, 2005) (proposal that "officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite);

- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define critical terms or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal); and

- *Fuqua Industries Inc.* (March 12, 1991) (proposal seeking to prohibit any major shareholder from compromising the ownership of other stockholders was subject to differing interpretations of the meaning and application of terms and conditions).

The Proposal asks that the Frontier Board adopt a policy that would require its "senior executives" to forfeit "all or a portion of their long-term incentive compensation" if they "oversee" a transaction that "leads to" a "substantial loss of shareholder value" within five years.

The Proposal fails, however, to define several key terms that are critical to an understanding of its meaning or otherwise provide guidance as to how the Proposal would be implemented.

The Proposal states that the policy would require a forfeiture if a transaction "leads to" a substantial loss of shareholder value, but fails to indicate how it could or should be determined that the transaction is what "led to" the loss of shareholder value. Clearly, there are a myriad of other factors that may impact "shareholder value," such as changing customer purchasing habits, increased competition, technology changes, litigation, divestitures, changes in the regulatory landscape, personnel changes, terrorism and changes in the financial markets and the global economy, to name a few. The Proposal appears to ignore the impact that any one or more of these factors would have on shareholder value notwithstanding what would otherwise be characterized as a successful transaction. Attributing a decrease in shareholder value to one transaction alone would be virtually impossible in almost all circumstances.

In addition, the Proposal not only fails to define which of Frontier's executives are "senior executives," but also fails to explain what it means for a senior executive to "oversee" a transaction. For example, would a senior executive be deemed to oversee a transaction only if the executive was directly involved in negotiating the transaction, in recommending the transaction to the Board of Directors, <u>and</u> in completing and integrating the acquisition, or would some lesser level of "oversight" suffice? Would an individual that was hired as a senior executive (or promoted to a senior executive position) after the closing of the transaction be subject to the policy? Would the policy apply to a senior executive that opposed a transaction that was nevertheless approved by Frontier's Board and its shareholders? Would the policy apply to a senior executive whose employment was terminated during the five-year period? The lack of direction as to what constitutes "oversight" which is a key component of the Proposal renders it impracticable both for shareholders to have a clear understanding of what they are being asked to approve and for Frontier to be in a position to implement the Proposal if it is adopted.

The Proposal is also vague as to the mechanics and meaning of the forfeiture of "long-term incentive compensation." That term is not defined, and no guidance is given as to whether or how the forfeiture provisions should be applied to the various forms of executive compensation permitted under Frontier's 2009 Equity Incentive Plan. The Proposal fails to specify the amount of compensation that would be forfeited by each senior executive, or who would make the determination whether all or merely a part of such compensation would be forfeited, and whether a different amount or percentage could be determined for each executive. Absent specificity from the Proponent, both Frontier and its shareholders are left with an impermissibly vague proposal for consideration and implementation.

In addition, the Staff has concluded that a proposal was vague and indefinite under Rule 14a-8(i)(3) where the proposal failed to specify a time-frame for limits on executive compensation. See *Sun Trust Banks, Inc.* (December 31, 2008) (concurring that proposal was too vague and indefinite because the proposal sought executive compensation reforms to remain in effect as long as the company participates in TARP, and noting that the proposal "appears to impose no limitation on the duration of the specified reforms").

While the Proposal incorporates a "five-year" period following consummation of a transaction, it neglects to provide guidance as to how the time period applies. Do(es) the forfeiture(s) occur within the five-year period or is the measurement the end of the five-year period? If the five-year period is merely intended to be an aggregate measurement period during which all increases and decreases in shareholder value will be netted and a determination made, then a single clawback would be the result and the Proponent could have clearly stated that. If, however, a determination of shareholder value is completed in each of the five years with a forfeiture determination made on more than one occasion during the five-year period, there would be a completely different outcome and a multitude of additional questions arise as to the consequences. For instance, at what point in any given year is the determination made? If the analysis is completed annually, what happens if there is a forfeiture in the third year but an increase in shareholder value thereafter? In that case, is the forfeited amount returned to the senior executives? The application of the timeframe set forth in the Proposal is a critical component of the Proposal yet no information is provided as to how the Proponent intended Frontier to interpret or apply the five-year period. It is unclear how Frontier could, if adopted by the shareholders, implement this Proposal in light of this fundamental uncertainty.

Other critical terms are so vague as to make the Proposal misleading. For example, the Proposal does not define how "shareholder value" should be measured, or what would constitute a "substantial loss of shareholder value." A number of metrics could reasonably be used to measure "shareholder value," including Frontier's stock price, earnings or financial position, but each of these metrics may indicate a different measure of "shareholder value" at the end of (or any time during) the five-year period. In addition, while the difference between a gain and a loss is easily determined, whether a loss is "substantial" is subjective and subject to a number of interpretations. The Proposal could have identified a percentage decrease so as to define "substantial loss" but did not do so.

It is also unclear whether the Proposal is limited to executive compensation forfeitures in limited circumstances or a broader attempt to force the overhaul or redesign of Frontier's 2009 Equity Incentive Plan. While on its face, the Proposal appears to call for a clawback of compensation in certain circumstances within five years of any specified transaction, the Supporting Statement of the Proposal alternatively suggests that Frontier's investment in maintenance and improvement of its customer services be included as additional performance metrics used to determine whether an executive will be required to forfeit compensation. It is not clear whether these subjective performance metrics which are not set forth on the face of the Proposal and are not defined are consistent with the interpretation that the Proposal contemplates the imposition of a five year, single-trigger clawback which, as noted above, is one of a number of alternative interpretations of the Proposal.

Frontier is unable to determine whether the Proposal alternatively seeks to add to or modify Frontier's existing senior executive long-term incentive compensation arrangements or whether it proposes to replace its existing, shareholder approved, compensation arrangements and compensation philosophy as well as the benchmarks used under the existing arrangements. The 2009 Equity Incentive Plan permits varying forms of incentive compensation and the Proposal neglects to address whether, in certain instances, a five-year restriction period would be imposed if the Proposal were successful or whether an alternative recoupment mechanism is anticipated.

The lack of guidance and specificity identified above in addition to the overall vagueness of the Proposal and the fundamental uncertainties inherent in the Proposal do not permit the shareholders or Frontier to know with any reasonable certainty what shareholders are being asked to vote on, resulting in a proposal that is materially misleading. Additionally, the lack of guidance in the Proposal is pervasive and if adopted, would require that Frontier "guess" as to how the Proponent and the shareholders intended for it to be implemented. Accordingly, the Proposal may be excluded from Frontier's 2010 Proxy Materials under Rule 14a-8(i)(3).

Rule 14a-9 – Violation of Proxy Rules

Rule 14a-9 provides that no proxy solicitation shall be made containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matters which has become false or misleading. For the reasons stated above, failure to exclude the Proposal will result in 2010 Proxy Materials which include information that is misleading.

Rule 14a-8(i)(6) – Absence of Power/Authority

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. The vagueness of the Proposal and the lack of guidance for its implementation render the Proposal so indefinite that Frontier would be unable to implement or enforce the Proposal if it were approved by the shareholders.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Frontier excludes the Proposal from its 2010 Proxy Materials. If the Staff disagrees with Frontier's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

Notification and a copy of this letter are simultaneously being delivered to the Proponent.

If the Staff has any questions or comments regarding this filing, please contact either Randi Lesnick (212.326.3452) or Jennifer Lewis (216.586.1072) of Jones Day.

Thank you for your consideration of this matter.

Very truly yours,



Randi C. Lesnick

Attachments

cc w/att: William Netchke, *** FISMA & OMB Memorandum M-07-16 *** (Via UPS Overnight)
Hilary Glassman, Frontier Communications Corporation

Annex A

See Attached.

EXHIBIT A

VIA Fax: 203-614-4651

William Netchke

*** FISMA & OMB Memorandum M-07-16 ***

December 4, 2008

Hilary E. Glassman
Senior Vice President, General Counsel and Secretary
Frontier Communications Company
Three High Ridge Park
Stamford, CT 06905

Dear Ms. Glassman:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Frontier Communications Corporation ("Frontier") proxy statement to be circulated to Frontier shareholders in conjunction with the next annual meeting of shareholders in 2010. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial holder of Frontier common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Frontier common stock through the date of its 2010 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,



William Netchke

Enclosure

Shareholder Proposal

Resolved, the shareholders request that the Board of Directors take the steps necessary to adopt a policy that the senior executives of Frontier Communications may be required to forfeit all or part of their long-term incentive compensation, if they oversee an acquisition or merger of telecommunications assets, such as the proposed deal to acquire Verizon's land-line operations in 14 states, and that acquisition or merger leads to a substantial loss of shareholder value within five years of its effective date.

Supporting Statement

I believe that Frontier senior executives should be required to forfeit all or part of their long-term incentive compensation if they oversee an acquisition or merger of telecommunications assets, such as the proposed deal to acquire Verizon's land-line operations in 14 states, and that acquisition or merger leads to a substantial loss of shareholder value within five years of its effective date.

Recent experience demonstrates that this type of transaction is one that could pose a high degree of risk for Frontier shareholders. According to one report, "three of Verizon's most significant divestitures are either in bankruptcy or near it" (*Wall Street Journal*, August 11, 2009). The report added that "these companies have lost upward of $13 billion in value."

For example, in March of 2008, FairPoint Communications acquired the land-line operations of Verizon in Vermont, New Hampshire and Maine. Following the acquisition, Fairpoint stock was worth about $9 a share, but it has subsequently lost nearly 100% of its value. After Fairpoint filed for bankruptcy in October of 2009, the stock closed at just .067 cents per share on November 13, 2009.

When Verizon spun off its yellow pages business as Idearc in 2006, the stock of Idearc was initially worth about $28 per share. However, this stock has also has lost nearly 100% of its value, closing at just 16 cents per share on November 13, 2009. Idearc filed for bankruptcy in early 2009.

Verizon is now proposing to divest land-line operations in 14 states into a subsidiary that will be merged with Frontier Communications. Verizon shareholders may receive nearly 70% of the stock in the merged company, which implies that the future of Frontier Communications will be largely determined by the performance of the land-line operations that our company will acquire from Verizon.

Under these circumstances, I believe that the Board should take the steps necessary to assure that Frontier may reduce or "clawback" future payments of incentive compensation to senior executives by up to 100% if they oversee an acquisition or merger of telecommunications assets, and that acquisition or merger leads to a substantial loss of shareholder value within five years of its effective date. In addition, in view of the social and economic importance of telephone services, I believe that performance metrics governing such a reduction or "clawback" of incentive pay should also give some weight to the ability of the merged company to invest in the maintenance and improvement of its customer services in the states where operations are acquired.

Annex B

See Attached.



DAVID G. SCHWARTZ, ESQ.
Vice President, Deputy General Counsel
and Assistant Secretary
*Admitted only in New York

EXHIBIT B

December 7, 2009

Via CERTIFIED MAIL

Mr. William Netchke

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Netchke:

We are in receipt of your letter, dated December 4, 2009, submitting a shareholder proposal for inclusion in the Frontier Communications Corporation ("Frontier") proxy statement to be distributed in connection with Frontier's 2010 stockholder meeting.

You must submit proof of your beneficial holdings as required by Rule 14a-8(b)(2) of the Securities and Exchange Commission's proxy regulations. A copy of Rule 14a-8(b)(2) is attached here for your reference. Such proof must take the form of either:

- A written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the shares for at least one year; or

- A copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms that you filed, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. We note that we are not aware of any such filings by you.

You are also required to include your own written statement that you intend to continue to hold the shares through the date of our 2010 annual meeting. However, we note that you already complied with this requirement in your December 4, 2009 letter.

G:\legal\corpsec\FTR\Annual Meeting-Proxy-10-K\2010\Ltr to Shhlder Proponent (Netchke)-Ownership Proof (12-07-09)

3 High Ridge Park, Stamford, CT 06905 | PHONE: 203.614.5675 | FAX: 203.614.4651 | EMAIL: david.schwartz@frontiercorp.com